    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2014 to 30 September 2014

30 October 2014

Novo Nordisk increased operating profit in local currencies
by 11% in the first nine months of 2014
8% sales growth in local currencies driven by Levemir® and Victoza®

Sales increased by 8% in local currencies and by 4% in Danish kroner to DKK 64.2 billion during the first nine months of 2014 compared to the same period in 2013.
•	Sales of modern insulin increased by 13% (8% in Danish kroner).
•	Sales of Victoza® increased by 15% (12% in Danish kroner).
•	Sales in North America increased by 11% (7% in Danish kroner).
•	Sales in International Operations increased by 13% (1% in Danish kroner).
•	Sales in Region China increased by 14% (11% in Danish kroner).

Gross margin improved by 1.0 percentage point in Danish kroner to 83.6% driven by a favourable price development as well as a positive impact from product mix and productivity.

Operating profit increased by 11% in local currencies and by 5% in Danish kroner to DKK 25.3 billion.

Net profit increased by 4% to DKK 20.0 billion. Diluted earnings per share increased by 7% to DKK 7.56.

The roll-out of Tresiba® continues. In Japan, Tresiba® now represents 24% of the basal insulin market measured in monthly value market share.

In September, the European Commission granted marketing authorisation for Xultophy® for the treatment of type 2 diabetes mellitus in adults. Xultophy® is a fixed combination of insulin degludec (Tresiba®) and liraglutide (Victoza®).

For 2014, sales growth measured in local currencies is now expected to be 7-9% and operating profit growth measured in local currencies is still expected at around 10%.

The preliminary outlook for 2015 indicates high single-digit sales growth and around 10% operating profit growth, both measured in local currencies.

Lars Rebien Sørensen, CEO: “We are satisfied with the financial results for the first nine months of 2014. In the US, Levemir® continues to perform well, and with the approval of Xultophy® in Europe we now look forward to launching this product in the first half of 2015.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 66 / 2014

Financial report for the period 1 January 2014 to 30 September 2014

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 40,700 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 30 October 2014 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 31 October 2014 at 13.45 CET, corresponding to 8.45 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
30 January 2015	Financial statement for 2014
3 February 2015	PDF version of the Annual Report 2014
4 February 2015	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2015
13 February 2015	Printed version of the Annual Report 2014
19 March 2015	Annual General Meeting 2015
30 April 2015	Financial statement for the first three months of 2015
6 August 2015	Financial statement for the first six months of 2015
29 October 2015	Financial statement for the first nine months of 2015

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis Ken Inchausti (US)	+45 4442 3573 +1 609 514 8316	mike@novonordisk.com kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Financial report for the period 1 January 2014 to 30 September 2014

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first nine months of 2014		4
Sales development		5
Diabetes care sales development		5
Biopharmaceuticals sales development		9
Development in costs and operating profit		9
Net financials		10
Capital expenditure and free cash flow		10
Key developments in the third quarter of 2014		11
OUTLOOK		11
RESEARCH & DEVELOPMENT UPDATE		14
Diabetes care and obesity		14
Biopharmaceuticals		16
SUSTAINABILITY UPDATE		17
EQUITY		17
LEGAL MATTERS		18
MANAGEMENT STATEMENT		21
FINANCIAL INFORMATION		22
Appendix 1:	Quarterly numbers in DKK	22
Appendix 2:	Income statement and statement of comprehensive income	23
Appendix 3:	Balance sheet	24
Appendix 4:	Statement of cash flows	25
Appendix 5:	Statement of changes in equity	26
Appendix 6:	Regional sales split	27
Appendix 7:	Key currency assumptions	28
Appendix 8:	Quarterly numbers in USD (additional information)	29

Financial report for the period 1 January 2014 to 30 September 2014

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2014
These unaudited consolidated financial statements for the first nine months of 2014 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first nine months of 2014 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB and endorsed by the EU effective for the accounting period beginning on 1 January 2014. These IFRSs have not had a significant impact on the consolidated financial statements for the first nine months of 2014.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	9M 2014	9M 2013	% change 9M 2013 to 9M 2014
Sales	64,221	61,874	4%

Gross profit	53,658	51,134	5%
Gross margin	83.6%	82.6%

Sales and distribution costs	16,544	16,893	(2%)
Percentage of sales	25.8%	27.3%

Research and development costs	9,897	8,167	21%
Hereof costs related to discontinuation of activities within inflammatory disorders	600	0	N/A
Percentage of sales	15.4%	13.2%

Administrative costs	2,470	2,438	1%
Percentage of sales	3.8%	3.9%

Licence income and other operating income	588	503	17%
Operating profit	25,335	24,139	5%
Operating margin	39.4%	39.0%

Net financials	409	610	(33%)
Profit before income taxes	25,744	24,749	4%

Net profit	19,952	19,131	4%
Net profit margin	31.1%	30.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses 1)	2,507	2,010	25%
Capital expenditure	2,481	2,468	1%

Net cash generated from operating activities	24,391	20,570	19%
Free cash flow	21,679	17,820	22%

Total assets	71,283	68,134	5%
Equity	37,967	39,125	(3%)
Equity ratio	53.3%	57.4%

Average number of diluted shares outstanding (million)	2,637.6	2,702.5	(2%)
Diluted earnings per share / ADR (in DKK)	7.56	7.08	7%

Full-time equivalent employees end of period	40,700	36,851	10%
1) Hereof impairments of around DKK 450 million related to discontinuation of activities within inflammatory disorders.

Financial report for the period 1 January 2014 to 30 September 2014

SALES DEVELOPMENT
Sales increased by 8% measured in local currencies and by 4% in Danish kroner. North America was the main contributor with 65% share of growth measured in local currencies, followed by International Operations and Region China. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®. Sales growth has been negatively impacted by around 4 percentage points, primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin®, expanded Medicare Part D utilisation and adjustments to provisions for rebates in 2013.

	Sales 9M 2014 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes care segment
New-generation insulin	396	N/A	N/A	7%

- NovoRapid ®	12,623	2%	6%	15%
- NovoMix ®	7,282	1%	6%	8%
- Levemir ®	10,464	25%	29%	51%

Modern insulin	30,369	8%	13%	74%

Human insulin	7,526	(8%)	(4%)	(7%)

Victoza®	9,416	12%	15%	26%

Protein-related products	1,737	(6%)	(1%)	0%

Oral antidiabetic products	1,260	(33%)	(31%)	(12%)

Diabetes care total	50,704	5%	9%	88%

The biopharmaceuticals segment

NovoSeven®	6,596	(6%)	(2%)	(3%)

Norditropin®	4,695	5%	10%	9%

Other products	2,226	9%	13%	6%

Biopharmaceuticals total	13,517	0%	4%	12%

Total sales	64,221	4%	8%	100%

Please refer to appendix 6 for further details on sales in the first nine months of 2014.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2014 and August 2013 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 9% measured in local currencies and by 5% in Danish kroner to DKK 50,704 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared to 28% at the same time last year.

Financial report for the period 1 January 2014 to 30 September 2014

Insulin and protein-related products
Sales of insulin and protein-related products increased by 9% in local currencies and by 5% in Danish kroner to DKK 40,028 million. Measured in local currencies, sales growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

In the first nine months of 2014, sales of new-generation insulin reached DKK 396 million compared with DKK 75 million in the same period in 2013.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues. Tresiba® has been launched in 22 countries; recent launches comprise Brazil, Slovakia, Chile and Russia. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily and has now reached 24% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown a solid penetration in other markets with reimbursement at a similar level as insulin glargine, whereas penetration remains modest in markets with restricted market access compared to insulin glargine.

In September 2014, Mexico was the first country to launch Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart. Launch activities are progressing as planned and early feedback from patients and prescribers is encouraging.

Sales of modern insulin increased by 13% in local currencies and by 8% in Danish kroner to DKK 30,369 million. North America accounted for 65% of the growth, followed by International Operations and Region China. Sales of modern insulin and new- generation insulin now constitute 80% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	August 2014	August 2013	August 2014	August 2013
Global	47%	48%	46%	46%
USA	37%	38%	38%	38%
Europe	48%	49%	48%	49%
International Operations*	55%	55%	52%	53%
China**	58%	59%	64%	64%
Japan	52%	53%	49%	49%
Source: IMS, August 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulin and protein-related products in North America increased by 15% in local currencies and by 11% in Danish kroner. Sales growth is primarily driven by a positive contribution from pricing in the US and market share gains for Levemir®. In the US, sales growth is negatively impacted by the partial loss of reimbursement with a large pharmacy benefit manager effective January 2014, expanded Medicare Part D utilisation

Financial report for the period 1 January 2014 to 30 September 2014 and adjustments to provisions for rebates in 2013 as well as changes in inventory levels at wholesalers. 51% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe
Sales of insulin and protein-related products in Europe decreased by 1% in both local currencies and in Danish kroner. The development reflects a contracting premix insulin segment and declining human insulin sales which are only partly offset by continued progress of NovoRapid®. Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulin and protein-related products in International Operations increased by 13% in local currencies and remained unchanged in Danish kroner reflecting a significant depreciation of key invoicing currencies, primarily the Argentinian pesos, Russian  roubles and the Turkish lira against the Danish krone compared to the              exchange rates in 2013. The growth in local currencies is driven by all three modern insulins offset by declining human insulin sales partly due to lower tender sales and the continued conversion of the market to modern insulin. Currently, 61% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulin and protein-related products in Region China increased by 12% in local currencies and by 9% in Danish kroner. The sales growth was driven by all three modern insulins while sales of human insulin only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulin and protein-related products in Japan & Korea decreased by 1% in local currencies and by 9% measured in Danish kroner. The sales development reflects a declining Japanese insulin volume market and the negative impact of a challenging competitive environment which is partly offset by the strong uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 15% in local currencies and by 12% in Danish kroner to DKK 9,416 million. Sales growth is driven by North America and reflects a deceleration        of the GLP-1 volume growth and the impact of the partial loss of reimbursement with a large pharmacy benefit manager in the US. Despite the lower volume growth, the GLP-1 segment’s value share of the total diabetes care market has increased to 6.9% compared to 6.7% in 2013. Victoza® is market leader in the GLP-1 segment with a 72% value market share compared to 70% in 2013.

Financial report for the period 1 January 2014 to 30 September 2014

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	August 2014	August 2013	August 2014	August 2013
Global	6.9%	6.7%	72%	70%
USA	8.4%	8.4%	69%	66%
Europe	7.9%	7.4%	78%	78%
International Operations*	2.4%	2.6%	76%	76%
China**	0.7%	0.5%	60%	69%
Japan	2.1%	2.2%	61%	73%
Source: IMS, August 2014 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 20% in local currencies and by 16% in Danish kroner. This reflects a positive impact from pricing and the continued growth of the GLP-1 class, although at a lower level, which is partly offset by the partial loss of reimbursement with a large pharmacy benefit manager in the US. The GLP-1 class’ value share of the total diabetes care market is 8.4%, comparable to the level at the same time in 2013. The growth of the US GLP-1 market continues to be driven by Victoza®, which is the market leader with a 69% value market share compared to 66% a year ago.

Europe
Sales in Europe increased by 6% in local currencies and by 7% in Danish kroner. Sales growth is primarily driven by Germany and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.9% from 7.4% in 2013; however, the volume growth of the class has decelerated. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 10% in local currencies and by 2% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East. The share of the diabetes care market in value for the GLP-1 class has contracted to 2.4% from 2.6% in 2013. This reflects a declining share of the total diabetes care market for the class in Brazil following a strong initial penetration. However, outside Brazil, the class continues to expand. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Region China
Sales in Region China increased by 36% in local currencies and by 32% in Danish kroner. The GLP-1 class in China is generally not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.7% compared to 0.5% in 2013. Victoza® holds a GLP-1 value market share of 60%.

Japan & Korea
Sales in Japan & Korea decreased by 16% in local currencies and by 23% in Danish kroner reflecting strong competition from tablet-based treatments and competing GLP-1

Financial report for the period 1 January 2014 to 30 September 2014 products. In Japan, the GLP-1 class represents 2.1% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 61%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 31% in local currencies and by 33% in Danish kroner to DKK 1,260 million. The negative sales development reflects an impact from generic competition in the US since August 2013.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 4% measured in local currencies and remained unchanged in Danish kroner at DKK 13,517 million. Sales growth was primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® decreased by 2% in local currencies and by 6% in Danish kroner to DKK 6,596 million. The sales decline is driven by lower sales in Europe and North America reflecting cost containment, which only are partly offset by growth in International Operations. The market for NovoSeven® remains volatile as it depends on the number of surgical procedures undertaken on haemophilia patients with inhibitors.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 10% in local currencies and by 5% in Danish kroner at DKK 4,695 million. The sales growth is primarily derived from North America and is driven by contractual wins, the support programmes that Novo Nordisk offers healthcare professionals and patients as well as the demand for the prefilled FlexPro® device. Novo Nordisk is the leading company in the global growth hormone market with a 30% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 13% in local currencies and by 9% in Danish kroner to DKK 2,226 million. Sales growth is primarily driven by a positive impact from pricing of Vagifem® in the US and the launch of NovoEight® in Europe and Japan.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold decreased by 2% to DKK 10,563 million, resulting in a gross margin of 83.6% compared to 82.6% in 2013. This development reflects an underlying improvement driven by favourable price development in North America, a positive impact from product mix, primarily due to increased sales of modern insulin as well as a slight contribution from improved productivity despite increased costs related to expanded headcount. The gross margin was negatively impacted by around 0.2 percentage point due to the depreciation of key invoicing currencies versus the Danish krone compared to prevailing exchange rates in 2013.

Sales and distribution costs increased by 1% in local currencies and decreased by 2% in Danish kroner to DKK 16,544 million. The modest increase in costs reflects investments in sales force expansions in the US, China and selected countries in International

Financial report for the period 1 January 2014 to 30 September 2014

Operations as well as an increased provision for Novo Nordisk’s contribution to the Branded Prescription Drug Fee in the US introduced with the 2010 Affordable Care Act reflecting the revised and final regulations issued in the third quarter of 2014 by the Internal Revenue Service. The impact of these cost drivers is being partly offset by lower promotional spend in the US and Europe.

Research and development costs increased by 23% in local currencies and by 21% in Danish kroner to DKK 9,897 million. The significant increase in costs reflects the progression of the late-stage diabetes care portfolio and the associated increase in headcount as well as the discontinuation of activities within inflammatory disorders announced in September 2014. Within the late-stage diabetes care portfolio, costs are primarily driven by two phase 3a programmes, SUSTAIN® for semaglutide, the once- weekly GLP-1 analogue, and onset®, for faster-acting insulin aspart, as well as the ongoing phase 2 trial for the oral formulation of semaglutide and DEVOTE, the cardiovascular outcomes trial for Tresiba®.

Administration costs increased by 4% in local currencies and by 1% in Danish kroner to DKK 2,470 million.

Licence income and other operating income constituted DKK 588 million compared to DKK 503 million in 2013.

Operating profit in local currencies increased by 11% and by 5% in Danish kroner to DKK 25,335 million.

NET FINANCIALS
Net financials showed a net income of DKK 409 million compared to a net income of DKK 610 million in 2013.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an income of DKK 414 million compared to an income of DKK 696 million in 2013. This development reflects gains on foreign exchange hedging involving especially the Japanese yen and the US dollar due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2013.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 2.5 billion and unchanged compared to 2013. Net capital expenditure was primarily related to investments in filling capacity in the US and Russia, additional GLP-1 manufacturing capacity as well as prefilled device production facilities in the US and Denmark.

Free cash flow was DKK 21.7 billion compared to DKK 17.8 billion in 2013. The increase of 22% compared to 2013 is driven by the increase in net profits adjusted for non-cash items including the increased provision related to Novo Nordisk’s contribution to the Branded Prescription Drug Fee in the US and the incurred impairment costs related to

Financial report for the period 1 January 2014 to 30 September 2014 the discontinuation of activities within inflammatory disorders. Further impacting the growth in free cash flow are lower income tax payments compared to 2013.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2014
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the third quarter of 2014.

Sales in the third quarter of 2014 increased by 10% in local currencies and by 8% in Danish kroner to 22.2 billion compared to the same period in 2013. The growth, which was driven by the three modern insulins and Victoza®, was negatively impacted by around 3 percentage points primarily due to events in North America, notably the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin®, expanded Medicare Part D utilisation and adjustments to provisions for  rebates in 2013. From a geographic perspective, North America, International  Operations and Region China represented the majority of total sales growth in local currencies.

The gross margin was 84.6% in the third quarter of 2014 compared to 82.8% in the same period last year. The increase of 1.8 percentage points reflects a positive impact from pricing in the US and a favourable product mix development as well as positive productivity impact partly reflecting a number of non-recurring costs incurred in 2013. This was partly offset by a negative currency impact of 0.1 percentage point.

Sales and distribution costs increased by 8% in local currencies and by 7% in Danish kroner in the third quarter of 2014 compared to the same period last year. The increase in costs is driven by an increased provision for Novo Nordisk’s contribution to the Branded Prescription Drug Fee in the US as well as investments in expanded sales forces, marketing investments in China and International Operations which is partly offset by lower promotional spend in the US and Europe.

Research and development costs increased by 32% in local currencies and by 31% in Danish kroner in the third quarter of 2014 compared to the same period last year. The cost increase is primarily driven by the discontinuation of activities in inflammatory disorders and the continued investments in the key development projects within diabetes.

Administrative costs increased by 10% in local currencies and by 6% in Danish kroner in the third quarter of 2014 compared to the same period last year. This development primarily reflects increased back-office infrastructure costs to support the expansion of the sales organisations in International Operations.

Operating profit in local currencies increased by 9% and by 7% in Danish kroner in the third quarter of 2013 compared to the same period last year.

OUTLOOK

OUTLOOK 2014
The current expectations for the full year 2014 are summarised in the table below:

Financial report for the period 1 January 2014 to 30 September 2014

Expectations are as reported, if not otherwise stated	Current expectations 30 October 2014	Previous expectations 7 August 2014
Sales growth
in local currencies	7-9%	7-10%
as reported	Around 2 percentage points lower	Around 3 percentage points lower
Operating profit growth
in local currencies	Around 10%	Around 10%
as reported	Around 3 percentage points lower	Around 5 percentage points lower
Net financials	Loss of around DKK 150 million	Income of around DKK 300 million
Effective tax rate	22-23%	Around 22%
Capital expenditure	Around DKK 4.0 billion	Around DKK 4.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.5 billion	Around DKK 3.0 billion
Free cash flow	Around DKK 25 billion	Around DKK 25 billion

Sales growth for 2014 is now expected to be 7-9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin and Victoza® as well as a modest sales contribution from Tresiba®. These sales drivers are expected to be partly countered by an impact from a challenging rebate and contract environment in the US, generic competition to Prandin® in the US, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. The revised outlook primarily reflects expectations towards lower NovoSeven® sales and a lower market growth in China. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 2 percentage points lower than growth measured in local currencies.

For 2014, operating profit growth is still expected to be around 10% measured in local currencies. This reflects a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. In addition, significant costs are expected in relation to investments in sales and marketing of the portfolio of modern insulin and Victoza® in the US, sales force expansions in  China and selected markets in International Operations as well as investments related  to the launch of Tresiba® outside the US. The outlook for operating profit growth is maintained despite the revised outlook for sales growth and the discontinuation of activities within inflammatory disorders, reflecting lowered expectations to costs related to back-office functions and lower promotional investments. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 3 percentage points lower than growth measured in local currencies.

For 2014, Novo Nordisk now expects a net financial loss of around DKK 150 million. The current expectation primarily reflects losses associated with foreign exchange

Financial report for the period 1 January 2014 to 30 September 2014 hedging contracts following the recent appreciation of the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2013.

The effective tax rate for 2014 is now expected to be between 22 and 23% reflecting a negative non-recurring impact from the increase in the non-tax deductible provision related to the Branded Prescription Drug Fee in the US.

Capital expenditure is still expected to be around DKK 4.0 billion in 2014, primarily related to investments in additional GLP-1 manufacturing capacity, expansion of filling capacity, prefilled device production facilities as well as expansion of protein capacity for clinical trial supply. Reflecting the discontinuation of all activities within inflammatory disorders, depreciation, amortisation and impairment losses are now expected to be around DKK 3.5 billion. Free cash flow is still expected to be around DKK 25 billion.

With regard to the financial outlook for 2015, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of the full-year financial results for 2014 on 30 January 2015. At present, the preliminary plans for 2015 in local currencies indicate high single-digit growth in sales and around 10% growth in   operating profit. Adjusted for the impact of the discontinuation of all activities within inflammatory disorders in 2014, the underlying operating profit growth in 2015 is expected to be high-single digit. The preliminary plans reflects expectations for continued robust performance of the portfolio of modern insulins, Tresiba® and Victoza®, as well as a modest sales contribution from Xultophy®. These sales drivers are   expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, reported sales and      operating profit growth in 2015 is expected to be approximately 3% and 5% higher than the growth measured in local currencies, respectively. The currency impact on reported operating profit growth is expected to be partly offset by a net loss on the portfolio of foreign exchange contracts hedging operating cash flows in 2015. The net hedging loss pertaining to 2015 is currently expected to be around DKK 1,200 million.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2014 and 2015, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Financial report for the period 1 January 2014 to 30 September 2014

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,300 million	11
CNY	DKK 220 million	11*
JPY	DKK 145 million	13
GBP	DKK 75 million	10
CAD	DKK 60 million	10
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE AND OBESITY:

Xultophy® (IDegLira) approved in Europe
In September 2014, Novo Nordisk announced that the European Commission has granted marketing authorisation for Xultophy® for the treatment of type 2 diabetes mellitus in adults.

Xultophy® is the brand name for IDegLira, the first once-daily single injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). Xultophy® is indicated for the treatment of adults with type 2 diabetes to improve glycaemic control in combination with oral glucose-lowering medicinal products when these alone or combined with basal insulin do not provide adequate glycaemic control.

Xultophy® is administered independently of meals and has shown consistent results in improving glycaemic control in both insulin-naïve people as well as people with type 2 diabetes that are uncontrolled on basal insulin. For people uncontrolled on basal insulin therapy, Xultophy® has demonstrated a significant reduction in HbA1C of 1.9% with a mean weight loss of 2.7 kg.

Xultophy® was also approved in Switzerland in September 2014. Novo Nordisk expects to launch Xultophy® in the first European countries in the first half of 2015.

Update on execution of DEVOTE and timeline for submission of interim analysis to the FDA
The cardiovascular outcomes trial for Tresiba® (insulin degludec), DEVOTE, was initiated in October 2013. The trial is expected to include around 7,500 people with type 2 diabetes who have existing, or high risk of, cardiovascular disease. Recruitment to the trial is progressing and the majority of the participants have now been recruited. Novo Nordisk now expects data to support a pre-specified interim analysis of MACE to be available early 2015.

Financial report for the period 1 January 2014 to 30 September 2014

Novo Nordisk expects to decide during the first half of 2015 whether to submit the result of this interim analysis to the FDA or to await completion of DEVOTE trial. This decision will take into consideration both specific FDA guidance to the company and the general guidance in the 2008 guideline ‘Guidance for industry related to the evaluation of cardiovascular risk in new antidiabetic therapies to treat type 2 diabetes’.

The result of an interim analysis carries a higher level of uncertainty than the final study results as this preliminary estimate is built on a lower number of observations.

Accordingly, a relative risk estimate that is derived from an interim analysis may or may not support resubmission regardless of the final trial result. A possible decision not to submit the interim analysis to the FDA will therefore not in itself indicate a cardiovascular safety issue related to the use of Tresiba®. Safety of patients in the DEVOTE trial is overseen by an independent Data Monitoring Committee, which would recommend that the trial is stopped should a safety concern arise.

At present, the DEVOTE trial remains blinded to Novo Nordisk and to regulatory authorities. To comply with FDA guidance and to preserve the integrity of the ongoing trial, access to the interim data will be restricted to a small team within Novo Nordisk who will interact with FDA and who will decide whether to resubmit the degludec file including the interim data. Novo Nordisk management will not have access to the unblinded results of the interim analysis, and the result of the interim analysis will not be communicated when the decision whether to submit the interim analysis to the FDA is taken. The trial is expected to be completed within three to four years from when it was initiated in October 2013.

Phase 3a trial comparing semaglutide (NN9535) with sitagliptin in Japanese people with type 2 diabetes initiated
In October 2014, Novo Nordisk initiated a 30-week, open-label, phase 3a trial investigating the efficacy and safety of monotherapy treatment with the once-weekly GLP-1 analogue, semaglutide, compared to once-daily sitagliptin in approximately 300 Japanese people with type 2 diabetes.

Phase 1 development successfully completed with the two oral GLP-1 tablets, OG987GT (NN9926) and OG987SC (NN9927)
Novo Nordisk completed the last phase 1 clinical pharmacology trials investigating the safety, tolerability as well as pharmacokinetic and pharmacodynamic profiles of the two oral GLP-1 tablets, OG987GT (NN9926) and OG987SC (NN9927). The phase 1 programmes comprised 305 and 145 healthy volunteers respectively.

In the trials, OG987GT and OG987SC appeared to have safe profiles and were well- tolerated. The most frequent reported adverse events were mild or moderate in severity and in line with observations from other GLP-1 class treatments.

Financial report for the period 1 January 2014 to 30 September 2014

In the conducted 10-week multiple-dosing trials for OG987GT and OG987SC respectively, both were associated with statistically significantly larger weight loss than placebo in healthy volunteers.

First phase 1 trial initiated for LAI338, a new long-acting insulin (NN1438)
Novo Nordisk has initiated the first phase 1 trial with LAI338, a new long-acting insulin analogue. The trial will investigate the safety, tolerability, pharmacokinetics and pharmacodynamics of LAI338 in approximately 70 healthy volunteers and people with type 1 diabetes.

Saxenda® for the treatment of obesity receives 14-1 vote in favour of approval from FDA Advisory Committee
In September 2014, Novo Nordisk announced that the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the United States Food and Drug Administration (FDA) had completed its meeting regarding the New Drug Application (NDA) for Saxenda®, the intended brand name for liraglutide 3 mg, a once-daily human GLP-1 analogue for the treatment of obesity.

Based on the data contained in the NDA for Saxenda®, the FDA asked the panel members to discuss whether Novo Nordisk has provided adequate evidence to establish the efficacy and safety profile of Saxenda® for chronic weight management.

Furthermore, the panel members were asked to discuss the safety database for Saxenda® for chronic weight management, given the extent of clinical trial and post- marketing experience with liraglutide for diabetes mellitus with doses up to 1.8 mg per day.

The panel members voted 14-1 that the overall benefit-risk assessment of Saxenda® was favourable and supports approval for chronic weight management in individuals with a BMI 30 kg/m2 or greater, or 27 kg/m2 or greater in the presence of at least one weight-related comorbidity.

The NDA was submitted to the FDA in December 2013.

Phase 1 development initiated with NN9030 as potential new treatment for obesity
In September 2014, Novo Nordisk initiated the first phase 1 trial with NN9030, a novel glucagon analogue, which in combination with liraglutide may hold potential as treatment for obesity. The trial will investigate the safety, tolerability and pharmacokinetics of single doses of NN9030 alone and in combination with liraglutide in approximately 160 overweight to obese but otherwise healthy male subjects.

BIOPHARMACEUTICALS:

Activities within inflammatory disorders discontinued
In September 2014, Novo Nordisk announced a decision to discontinue all its research and development activities within inflammatory disorders. The decision followed a review of Novo Nordisk’s strategic position in the therapeutic area after the

Financial report for the period 1 January 2014 to 30 September 2014 discontinuation of the most advanced compound, anti-IL-20, for the treatment of rheumatoid arthritis, as announced in August 2014.

SUSTAINABILITY UPDATE

Continued job creation at Novo Nordisk
As per 30 September 2014, the number of full-time equivalent employees was 40,700, up 10% from the same time last year. The growth is driven by expansions in Product Supply, Research & Development and in select markets in International Operations.

Novo Nordisk recognised in the Dow Jones Sustainability Index for the 15th consecutive year
Novo Nordisk received recognition in Dow Jones Sustainability Index (DJSI), an investor-focused benchmark of the world’s leading companies based on long-term economic, environmental and social criteria. As in previous years, Novo Nordisk was ranked among the leaders in the pharmaceutical industry. Furthermore, Novo Nordisk was recognised as ‘one of only 15 companies across all industries being in the top of the index the last 15 years’.

Copenhagen has joined Cities Changing Diabetes® programme
On 22 August, Copenhagen joined the Cities Changing Diabetes® programme to create awareness and action for improved diabetes care and urban health. Copenhagen is the second city to join the programme, which was initiated by Novo Nordisk and launched in Mexico City in March 2014. Three additional cities are expected to join the programme by the end of 2014.

EQUITY

Total equity was DKK 37,967 million at the end of the third quarter of 2014, equivalent to 53.3% of total assets, compared to 57.4% at the end of the third quarter of 2013. Please refer to appendix 5 for further elaboration of changes in equity.

2014 share repurchase programme
On 7 August 2014, Novo Nordisk announced a share repurchase programme of up to DKK 3.5 billion to be executed from 7 August 2014 to 28 October 2014, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period beginning 30 January 2014. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 7 August 2014, Novo Nordisk has repurchased B shares for an amount of DKK 3.5 billion in the period from 7 August to 28 October 2014. The programme was concluded on 28 October 2014.

As of 29 October 2014, Novo Nordisk A/S has repurchased a total of 45,023,995 B shares equal to a transaction value of DKK 11.2 billion under the up to DKK 15 billion programme beginning 30 January 2014.

Financial report for the period 1 January 2014 to 30 September 2014

As of 29 October 2014, Novo Nordisk A/S and its wholly-owned affiliates owned 47,867,289 of its own B shares, corresponding to 1.8% of the total share capital.

The execution of Novo Nordisk’s ongoing share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014 continues, and a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase B shares on behalf of Novo Nordisk A/S for an amount of up to DKK 3.8 billion during the trading period starting 30 October 2014 and ending on 28 January 2015. A maximum of 536,402 shares of DKK 0.20 can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of September 2014. A maximum of 32,184,120 shares of DKK 0.20 in total can be bought in the period from 30 October 2014 to 28 January 2015. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Update on potential listing of NNIT.
NNIT A/S is a wholly-owned subsidiary of Novo Nordisk A/S, which provides IT services and solutions to the life science industry internationally and to large customers in the private and public sectors in Denmark. In January 2014, NNIT announced that the company on the request of Novo Nordisk had initiated a process to investigate the potential for a separate listing on Nasdaq Copenhagen. The assessment is still ongoing and an update is now expected to be provided in connection with the full year result for 2014.

LEGAL MATTERS

Product liability lawsuits related to Victoza®
As of 27 October 2014, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 112 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. Eighty of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2014. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Novo Nordisk receives subpoena in the US
In October 2014, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena requesting documents regarding potential manufacturing issues within certain production units located in Kalundborg. Novo Nordisk is

Financial report for the period 1 January 2014 to 30 September 2014 cooperating fully with the US Attorney in this investigation. At this time, Novo Nordisk cannot determine or predict the outcome of this matter or assess the consequences thereof. In addition, the company cannot predict how long the investigation will take or when it will be able to provide additional information.

Novo Nordisk settles patent litigation with Amneal Pharmaceuticals LLC
In June 2014, Novo Nordisk entered into an agreement with Amneal Pharmaceuticals to settle patent litigation related to Amneal’s generic version of Vagifem® (oestradiol vaginal tablets), a local oestrogen therapy. Under the terms of the agreement, Amneal has been granted a non-exclusive license to market a generic version of Vagifem® beginning 1 October 2016, or earlier under certain circumstances.

Financial report for the period 1 January 2014 to 30 September 2014

FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2013 and Form 20-F, both filed with the SEC in February 2014, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited  to:

●
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

●
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

●	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
●	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products,  reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risks to be aware of’ on pp 42-43 of the Annual Report 2013 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Financial report for the period 1 January 2014 to 30 September 2014

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2014. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2014 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report for the first nine months of 2014 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2014 is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2013.

Bagsværd, 30 October 2014

Executive Management:

Lars Rebien Sørensen CEO	Kåre Schultz President and COO	Jesper Brandgaard CFO

Lars Fruergaard Jørgensen	Lise Kingo	Jakob Riis

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Liz Hewitt	Liselotte Hyveled	Thomas Paul Koestler

Anne Marie Kverneland	Helge Lund	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

Financial report for the period 1 January 2014 to 30 September 2014

FINANCIAL INFORMATION

APPENDIX 1:       QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2014			2013				% change
	Q3	Q4	Q1	Q4	Q3	Q2	Q1	Q3 2014 vs Q3 2013
Sales	22,249	21,629	20,343	21,698	20,511	21,380	19,983	8%
Gross profit	18,823	17,958	16,877	18,298	16,986	17,774	16,374	11%
Gross margin	84.6%	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%

Sales and distribution costs	5,899	5,559	5,086	6,487	5,529	5,834	5,530	7%
Percentage of sales	26.5%	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	3,654	3,075	3,168	3,566	2,795	2,715	2,657	31%
Hereof costs related to discontinuation of activities within inflammatory disorders	600	-	-	-	-	-	-	N/A
Percentage of sales	16.4%	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	870	795	805	1,070	822	815	801	6%
Percentage of sales	3.9%	3.7%	4.0%	4.9%	4.00%	3.80%	4.0%
Licence income and other operating income	169	204	215	179	152	175	176	11%
Operating profit	8,569	8,733	8,033	7,354	7,992	8,585	7,562	7%
Operating margin	38.5%	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%

Financial income	326	396	586	606	418	363	315	(22%)
Financial expenses	441	140	318	170	111	267	108	297%
Net financials	(115)	256	268	436	307	96	207	(137%)
Profit before income taxes	8,454	8,989	8,301	7,790	8,299	8,681	7,769	2%
Net profit	6,500	6,994	6,458	6,053	6,415	6,734	5,982	1%

Depreciation, amortisation and impairment losses 1)	1,183	667	657	789	643	676	691	84%
Capital expenditure	986	802	693	739	908	778	782	9%
Net cash generated from operating activities	12,197	8,125	4,069	5,372	6,217	7,283	7,070	96%
Free cash flow	11,157	7,250	3,272	4,538	5,219	6,423	6,178	114%
Total assets	71,283	63,681	63,241	70,337	68,134	64,289	62,447	5%
Total equity	37,967	36,661	33,583	42,569	39,125	35,357	33,801	(3%)
Equity ratio	53.3%	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%
Full-time equivalent employees end of period	40,700	40,226	39,579	37,978	36,851	35,869	35,154	10%
Basic earnings per share/ADR (in DKK) 2)	2.49	2.66	2.44	2.28	2.41	2.50	2.21	3%
Diluted earnings per share/ADR (in DKK) 2)	2.47	2.66	2.43	2.27	2.39	2.49	2.20	3%
Average number of shares outstanding (million) 2)	2,613.9	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares outstanding (million) 2)	2,622.2	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)
Sales by business segment:
New-generation insulin 3)	175	141	80	68	42	24	9	N/A
Modern insulin (insulin analogues)	10,641	10,351	9,377	10,143	9,393	9,626	8,991	13%
Human insulin	2,478	2,475	2,573	2,694	2,572	2,779	2,824	(4%)
Protein-related products 3)	571	579	587	572	624	619	597	(8%)
Victoza®	3,441	3,059	2,916	3,231	2,847	2,877	2,678	21%
Oral antidiabetic products (OAD)	382	452	426	367	504	681	694	(24%)
Diabetes care total	17,688	17,057	15,959	17,075	15,982	16,606	15,793	11%
NovoSeven®	2,057	2,292	2,247	2,259	2,428	2,542	2,027	(15%)
Norditropin®	1,686	1,509	1,500	1,662	1,436	1,479	1,537	17%
Other biopharmaceuticals	818	771	637	702	665	753	626	23%
Biopharmaceuticals total	4,561	4,572	4,384	4,623	4,529	4,774	4,190	1%

Sales by geographic segment:
North America	11,133	10,561	9,265	10,214	9,763	10,038	9,009	14%
Europe	5,045	4,989	4,703	5,185	4,994	5,123	4,761	1%
International Operations	2,938	2,968	3,032	3,139	2,697	3,077	3,094	9%
Region China	1,881	1,947	2,171	1,762	1,745	1,774	1,880	8%
Japan & Korea	1,252	1,164	1,172	1,398	1,312	1,368	1,239	(5%)

Segment operating profit:
Diabetes care	6,989	6,376	5,785	5,567	5,886	5,965	5,502	19%
Biopharmaceuticals	1,580	2,357	2,248	1,787	2,106	2,620	2,060	(25%)
1) Hereof impairments of around DKK 450 million related to discontinuation of activities within inflammatory disorders.
2) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
3)  Comparative figures have been restated as new-generation insulin is  seperately disclosed.

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 2:  INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2014	9M 2013	Q3 2014	Q3 2013

Income statement

Sales	64,221	61,874	22,249	20,511
Cost of goods sold	10,563	10,740	3,426	3,525
Gross profit	53,658	51,134	18,823	16,986

Sales and distribution costs	16,544	16,893	5,899	5,529
Research and development costs	9,897	8,167	3,654	2,795
Hereof costs related to discontinuation of activities within inflammatory disorders	600	-	600	-
Administrative costs	2,470	2,438	870	822
Licence income and other operating income	588	503	169	152
Operating profit	25,335	24,139	8,569	7,992

Financial income	1,308	1,096	326	418
Financial expenses	899	486	441	111
Profit before income taxes	25,744	24,749	8,454	8,299

Income taxes	5,792	5,618	1,954	1,884
NET PROFIT	19,952	19,131	6,500	6,415

Basic earnings per share (DKK)	7.59	7.12	2.49	2.41
Diluted earnings per share (DKK)	7.56	7.08	2.47	2.39

Segment Information

Segment sales:
Diabetes care	50,704	48,381	17,688	15,982
Biopharmaceuticals	13,517	13,493	4,561	4,529

Segment operating profit:
Diabetes care	19,150	17,353	6,989	5,886
Operating margin	37.8%	35.9%	39.5%	36.8%

Biopharmaceuticals	6,185	6,786	1,580	2,106
Operating margin	45.8%	50.3%	34.6%	46.5%

Total segment operating profit	25,335	24,139	8,569	7,992

Statement of comprehensive income

Net profit for the period	19,952	19,131	6,500	6,415

Other comprehensive income:
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	(223)	23	(102)	75
Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	90	(234)	(75)	(224)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,149)	(698)	(236)	(281)
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,977)	756	(1,645)	556
Other items	105	(9)	111	95
Tax on other comprehensive income, income/(expense)	954	(152)	618	(138)
Other comprehensive income for the period, net of tax	(2,200)	(314)	(1,329)	83

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	17,752	18,817	5,171	6,498

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 3:    BALANCE SHEET

DKK million	30 Sep 2014	31 Dec 2013

ASSETS
Intangible assets	1,398	1,615
Property, plant and equipment	22,612	21,882
Deferred income tax assets	5,277	4,231
Other financial assets	825	551
TOTAL NON-CURRENT ASSETS	30,112	28,279

Inventories	11,285	9,552
Trade receivables	10,813	10,907
Tax receivables	2,449	3,155
Other receivables and prepayments	2,996	2,454
Marketable securities	1,516	3,741
Derivative financial instruments	8	1,521
Cash at bank and on hand	12,104	10,728
TOTAL CURRENT ASSETS	41,171	42,058

TOTAL ASSETS	71,283	70,337

EQUITY AND LIABILITIES
Share capital	530	550
Treasury shares	(9)	(21)
Retained earnings	38,743	41,137
Other reserves	(1,297)	903
TOTAL EQUITY	37,967	42,569

Deferred income tax liabilities	9	672
Retirement benefit obligations	984	688
Provisions	2,292	2,183
TOTAL NON-CURRENT LIABILITIES	3,285	3,543

Current debt	284	215
Trade payables	2,988	4,092
Tax payables	3,166	2,222
Other liabilities	10,564	9,386
Derivative financial instruments	2,165	-
Provisions	10,864	8,310
TOTAL CURRENT LIABILITIES	30,031	24,225

TOTAL LIABILITIES	33,316	27,768

TOTAL EQUITY AND LIABILITIES	71,283	70,337

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 4:    STATEMENT OF CASH FLOWS

DKK million	9M 2014	9M 2013
Net profit	19,952	19,131

Adjustment for non-cash items	11,363	7,854
Change in working capital	(2,312)	(554)
Interest received	119	111
Interest paid	(22)	(30)
Income taxes paid	(4,709)	(5,942)
Net cash generated from operating activities	24,391	20,570

Proceeds from intangible assets and other financial assets	58	29
Purchase of intangible assets and other financial assets	289)	(311)
Proceeds from sale of property, plant and equipment	2	10
Purchase of property, plant and equipment	(2,483)	(2,478)
Net change in marketable securities	2,225	498
Net cash used in investing activities	(487)	(2,252)

Purchase of treasury shares, net	(10,795)	(10,905)
Dividends paid	(11,866)	(9,715)
Net cash used in financing activities	(22,661)	(20,620)

NET CASH GENERATED FROM ACTIVITIES	1,243	(2,302)

Cash and cash equivalents at the beginning of the period	10,513	11,053
Exchange gain/(loss) on cash and cash equivalents	64	7
Cash and cash equivalents at the end of the period	11,820	8,758

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 5:      STATEMENT OF CHANGES IN EQUITY

					Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total
9M 2014

Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			19,952					19,952
Other comprehensive income for the period, net of tax				90	(3,126)	836	(2,200)	(2,200)
Total comprehensive income for the period	550	(21)	61,089	(119)	(1,893)	715	(1,297)	60,321

Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			265					265
Tax credit related to share option scheme			42					42
Purchase of treasury shares		(9)	(10,834)					(10,843)
Sale of treasury shares		1	47					48
Reduction of the B share capital	(20)	20						-
Balance at the end of the period	530	(9)	38,743	(119)	(1,893)	715	(1,297)	37,967

					Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total
9M 2013

Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			19,131					19,131
Other comprehensive income for the period, net of tax				(234)	58	(138)	(314)	(314)
Total comprehensive income for the period	560	(17)	58,132	(8)	905	(123)	774	59,449

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			296				0	296
Purchase of treasury shares		(11)	(10,941)					(10,952)
Sale of treasury shares		1	46					47
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	550	(17)	37,818	(8)	905	(123)	774	39,125

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 6:     REGIONAL SALES SPLIT

Q3 2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
NovoRapid ®	4,471	2,614	1,020	471	153	213
% change in local currencies	11%	8%	6%	44%	34%	(3%)
NovoMix ®	2,442	602	577	536	563	164
% change in local currencies	5%	(8%)	(5%)	40%	12%	(10%)
Levemir ®	3,728	2,547	735	312	83	51
% change in local currencies	28%	42%	1%	20%	34%	(25%)
Modern insulin	10,641	5,763	2,332	1,319	799	428
% change in local currencies	15%	18%	2%	36%	18%	(9%)
Human insulin	2,478	438	559	682	709	90
% change in local currencies	(2%)	(3%)	(7%)	5%	(2%)	(20%)
Victoza®	3,441	2,342	821	172	41	65
% change in local currencies	21%	29%	9%	2%	50%	(13%)
Other diabetes care 1)	1,128	202	254	204	294	174
% change in local currencies	(2%)	(46%)	14%	13%	16%	46%
Diabetes care total	17,688	8,745	3,966	2,377	1,843	757
% change in local currencies	12%	17%	2%	21%	9%	(2%)

The biopharmaceuticals segment
NovoSeven®	2,057	1,089	461	318	34	155
% change in local currencies	(14%)	(13%)	(20%)	(12%)	(24%)	(7%)
Norditropin®	1,686	793	415	179	3	296
% change in local currencies	20%	41%	1%	27%	0%	3%
Other biopharmaceuticals	818	506	203	64	1	44
% change in local currencies	24%	28%	26%	(9%)	(50%)	45%
Biopharmaceuticals total	4,561	2,388	1,079	561	38	495
% change in local currencies	2%	8%	(6%)	(2%)	(24%)	2%
Total sales	22,249	11,133	5,045	2,938	1,881	1,252
% change in local currencies	10%	15%	0%	16%	8%	0%

9M 2014 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
NovoRapid ®	12,623	7,347	2,929	1,281	449	617
% change in local currencies	6%	3%	4%	25%	28%	(3%)
NovoMix ®	7,282	1,847	1,714	1,498	1,734	489
% change in local currencies	6%	(6%)	(6%)	27%	23%	(11%)
Levemir ®	10,464	6,914	2,158	981	247	164
% change in local currencies	29%	46%	0%	20%	42%	(21%)
Modern insulin	30,369	16,108	6,801	3,760	2,430	1,270
% change in local currencies	13%	16%	0%	25%	26%	(9%)
Human insulin	7,526	1,378	1,649	1,983	2,240	276
% change in local currencies	(4%)	1%	(9%)	(7%)	1%	(18%)
Victoza®	9,416	6,267	2,275	557	129	188
% change in local currencies	15%	20%	6%	10%	36%	(16%)
Other diabetes care 1)	3,393	598	717	572	1,057	449
% change in local currencies	(6%)	(55%)	9%	18%	23%	47%
Diabetes care total	50,704	24,351	11,442	6,872	5,856	2,183
% change in local currencies	9%	12%	0%	12%	15%	(3%)

The biopharmaceuticals segment
NovoSeven®	6,596	3,263	1,509	1,259	132	433
% change in local currencies	(2%)	(3%)	(13%)	15%	2%	2%
Norditropin®	4,695	1,962	1,239	620	9	865
% change in local currencies	10%	25%	(4%)	11%	0%	3%
Other biopharmaceuticals	2,226	1,383	547	187	2	107
% change in local currencies	13%	12%	14%	7%	(50%)	29%
Biopharmaceuticals total	13,517	6,608	3,295	2,066	143	1,405
% change in local currencies	4%	7%	(6%)	13%	1%	4%
Total sales	64,221	30,959	14,737	8,938	5,999	3,588
% change in local currencies	8%	11%	(1%)	13%	14%	(1%)
1) Other diabetes care includes new-generation insulin, protein-related products and oral antidiabetic products (OAD).

Financial report for the period 1 January 2014 to 30 September 2014

APPENDIX 7:   KEY CURRENCY ASSUMPTIONS

DKK per 100	2013 average exchange rates	YTD 2014 average exchange rates as of 27 October 2014	Current exchange rates as of 27 October 2014
USD	562	554	587
CNY	91.3	90.0	96.0
JPY	5.77	5.36	5.44
GBP	878	921	946
CAD	545	505	522

APPENDIX 8:   QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2014			2013				% change
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2014 vs Q3 2013
Sales	3,957	3,975	3,734	3,950	3,643	3,749	3,537	8%
Gross profit	3,349	3,301	3,097	3,330	3,017	3,117	2,898	11%
Gross margin	84.6%	83.0%	83.0%	84.3%	82.8%	83.1%	81.9%
Sales and distribution costs	1,051	1,021	933	1,178	982	1,024	978	7%
Percentage of sales	26.5%	25.7%	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	651	566	581	646	497	476	470	31%
Hereof costs related to discontinuation of activities within inflammatory disorders	109	-	-	-	-	-	-	N/A
Percentage of sales	16.4%	14.2%	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	155	146	148	195	145	143	142	6%
Percentage of sales	3.9%	3.7%	4.0%	4.9%	4.0%	3.8%	4.0%
Licence income and other operating income	30	38	39	32	27	31	31	11%
Operating profit	1,522	1,606	1,474	1,343	1,420	1,505	1,339	7%
Operating margin	38.5%	40.4%	39.5%	33.9%	39.0%	40.2%	37.8%
Financial income	58	72	108	110	73	65	55	(22%)
Financial expenses	79	26	58	31	20	47	19	297%
Net financials	(21)	46	50	79	53	18	36	(137%)
Profit before income taxes	1,501	1,652	1,524	1,422	1,473	1,523	1,375	2%
Net profit	1,153	1,286	1,185	1,105	1,139	1,181	1,059	1%
Depreciation, amortisation and impairment losses 1)	212	122	121	143	114	119	122	84%
Capital expenditure	176	148	127	135	161	137	138	9%
Net cash generated from operating activities	2,191	1,493	747	986	1,105	1,277	1,251	96%
Free cash flow	2,005	1,332	601	834	927	1,126	1,094	114%
Total assets	12,051	11,666	11,679	12,995	12,338	11,274	10,698	5%
Total equity	6,419	6,716	6,202	7,865	7,085	6,200	5,791	(3%)
Equity ratio	53.3%	57.6%	53.1%	60.5%	57.4%	55.0%	54.1%
Full-time equivalent employees end of period	40,700	40,226	39,579	37,978	36,851	35,869	35,154	10%
Basic earnings per share/ADR (in USD) 2)	0.44	0.49	0.45	0.41	0.43	0.44	0.39	3%
Diluted earnings per share/ADR (in USD) 2)	0.44	0.48	0.45	0.41	0.42	0.44	0.39	3%
Average number of shares outstanding (million) 2)	2,613.9	2,628.9	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares outstanding (million) 2)	2,622.2	2,637.3	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(2%)
Sales by business segment:
New-generation insulin 3)	31	26	15	12	7	4	2	N/A
Modern insulin (insulin analogues)	1,893	1,902	1,721	1,844	1,669	1,688	1,591	13%
Human insulin	440	455	472	491	457	487	500	(4%)
Protein-related products 3)	102	106	108	105	111	109	105	(8%)
Victoza®	614	562	535	587	505	505	474	21%
Oral antidiabetic products (OAD)	68	83	78	68	90	119	123	(24%)
Diabetes care total	3,148	3,134	2,929	3,107	2,839	2,912	2,795	11%
NovoSeven®	364	421	413	412	431	446	359	(15%)
Norditropin®	300	278	275	303	255	259	272	17%
Other biopharmaceuticals	145	142	117	128	118	132	111	23%
Biopharmaceuticals total	809	841	805	843	804	837	742	1%
Sales by geographic segment:
North America	1,981	1,940	1,702	1,858	1,734	1,761	1,594	14%
Europe	897	917	863	944	887	898	843	1%
International Operations	522	546	556	572	479	539	548	9%
Region China	334	358	398	321	310	311	333	8%
Japan & Korea	223	214	215	255	233	240	219	(5%)
Segment operating profit:
Diabetes care	1,244	1,173	1,061	1,016	1,045	1,046	974	19%
Biopharmaceuticals	278	433	413	327	375	459	365	(25%)

1) Hereof impairments of around USD 80 million related to discontinuation of activities within inflammatory disorders.
2)  Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
3) Comparative figures have been restated as new-generation insulin is  seperately disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 30, 2014	NOVO NORDISK A/S
Lars Rebien Sørensen
Chief Executive Officer